UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   4080661 Canada Inc.
   237 Hymus Blvd
   Montreal (Pointe Claire)
   Quebec, Canada
   H9R 5C7


2. Date of Event Requiring Statement (Month/Day/Year)
   03/06/2003
3. I.R.S. Identification Number of Reporting Person, if an entity
(Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Sipex Corporation (SIPX)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year) N/A
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
- ----------------------------------------------------------------
1)Title of Security: Common Stock
2)Amount of Securities beneficially owned:   3,231,400
3)Ownership form: (D)
4)Nature of beneficial ownership: Sole



Table II   Derivative Securitites Beneficially Owned
- ---------------------------------------------------------------
1)Title of Derivative Security: N/A
2)Date Exercisable and Expiration Date: N/A
3)Title and Amount of Securities Underlying Derivative Security: N/
4)Conversion or exercise price of derivative security: N/A
5)Ownership form of derivative securities: N/A
6)Nature of beneficial ownership: N/A


Explanation of Responses: N/A


SIGNATURE OF REPORTING PERSON
/S/ Guy Lavergne, Esq., Associate General Counsel
DATE 03/05/03